Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 005-80961

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that will be mailed to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

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The following is a translation of a Spanish language press release filed by Gas Natural SDG, S.A. with the Comisión Nacional del Mercado de Valores (Spanish National Securities Exchange Commission) on July 17, 2006.

Comunications Management

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail.

Gas Natural’s position with respect to the ruling of the Luxembourg Court of First Instance in the case of Endesa vs. the Commission on the national or community dimension of Gas Natural’s offer to acquire the shares of Endesa:

The ruling of the Court of First Instance on July 14, 2006, which constitutes an overwhelming judicial setback for Endesa in Luxembourg, closes a process that began on September 19, 2005, when Endesa sent a communication to the European Commission asserting that its Spanish turnover did not exceed 66.6% of its community turnover and claiming that the Commission assumed jurisdiction in the Gas Natural offer. The ruling rejects all of Endesa’s claims.

Throughout the 10 months of this process, as the ruling acknowledges, Endesa even claimed “to challenge its own accounting” in its eagerness to change the regulatory procedure from what really should apply to this transaction in accordance with applicable Spanish and European law.

Of all the legal actions initiated by Endesa, this is the first that has made it to the end with the issuance of a decision on the merits. Endesa had also previously seen its request for injunctive measures rejected and, after filing an appeal against such rejection, had withdrawn it. As a result of all of this, Endesa has been ordered to pay the legal costs incurred by GAS NATURAL in all phases of the lawsuit.

In GAS NATURAL’s opinion, this demonstrates that legality, in the end, does not protect the abusive use of the courts by the directors of Endesa, who are only trying to prevent GAS NATURAL’s offer from reaching the persons for whom it is intended, the shareholders of Endesa.

As a result of this ruling, Endesa will be required to correct in its entirety the communication it made to the market on October 31, 2005.

Barcelona, July 14, 2006